UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT No. 1)

Arch Chemicals, Inc.
(Name of Subject Company)

Arch Chemicals, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

03937R102
(CUSIP Number of Class of Securities)

Joseph P. Lacerenza, Esq.
Secretary
Arch Chemicals, Inc.
501 Merritt 7
P.O. Box 5204
Norwalk, CT 06856-5204
(203) 229-2900
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert I. Townsend, III, Esq.
Damien R. Zoubek, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Telephone: (212) 474-1000

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Arch Chemicals, Inc., a Virginia corporation (the “Company”), initially filed on July 15, 2011 (the “Initial Schedule 14D-9”). The Initial Schedule 14D-9 relates to the cash tender offer by LG Acquisition Corp., a Virginia corporation (the “Offeror”) and an indirect, wholly owned subsidiary of Lonza Group Ltd., a company organized under the laws of Switzerland (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated July 15, 2011 (the “Schedule TO”), filed with the Securities and Exchange Commission, to purchase all of the outstanding common stock, par value $1.00 per share, of the Company (the “Company Common Stock”), at a price of $47.20 per share of Company Common Stock, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 2011 and in the related Letter of Transmittal, which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.

ITEM 8.ADDITIONAL INFORMATION

Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end of Item 8:

Certain Litigation

On July 19, 2011, the Company agreed to accept service of a complaint in a purported shareholder class action in the Superior Court of the State of Connecticut in Stamford, captioned GSS 5-08 Trust v. Arch Chemicals, Inc., et al.  The complaint names as defendants the Company, Parent, the Offeror and the members of the Company Board.  The plaintiff claims that the members of the Company Board breached their fiduciary duties to the Company’s shareholders in connection with the sale of the Company and that the Company, Parent and the Offeror aided and abetted the purported breaches of fiduciary duties.  In support of the plaintiff’s claims, the complaint alleges that the proposed transaction between the Company and the Offeror undervalues the Company and involves an inadequate sale process and preclusive deal protection devices.  The complaint seeks to enjoin the transaction, to obtain damages and to impose a constructive trust in favor of plaintiff and the class upon any property and profits received by defendants as a result of wrongful conduct. It also seeks attorneys’ and other fees and costs, in addition to seeking other relief. The Company believes the plaintiff’s allegations are without merit and will contest them vigorously.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

ARCH CHEMICALS, INC.

By:	/s/ Joseph P. Lacerenza
Name: Joseph P. Lacerenza
Title: Senior Deputy General Counsel and Secretary

Dated:  July 20, 2011

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